Exhibit 99.1

PRESS RELEASE

GERDAU S.A. (Bovespa: GGBR, NYSE: GGB, Latibex: XGGB) announces that the Gerdau Group has concluded the acquisition of a 49% stake in the capital stock of the holding company Corsa Controladora, S.A. de C.V., with its registered offices in Mexico City, Mexico. The company holds 100% of the capital stock of Aceros Corsa, S.A. de C.V. and also controls two distributors of steel products.

Aceros Corsa, located in the city of Tlalnepantla, in the metropolitan region of Mexico City, is a long steel mini-mill producer (light commercial profiles) with an installed capacity of 150 thousand tonnes of crude steel and 300 thousand tonnes of rolled products annually.

Gerdau is to disburse US$ 110.7 million in this transaction.

The Gerdau Group and Corsa Controladora’s shareholders have also formalized a joint venture denominated Estructurales Corsa S.A.P.I. de C.V. to implement a project for the production of structural profiles in Mexico. The project, which estimates US$ 400 million in investment, contemplates an annual installed capacity of 1.0 million tonnes of crude steel and 700 thousand tonnes of rolled products. The mill will begin its operations in 2010.

This association is part of the Gerdau Group’s growth strategy for the Americas, expanding its presence in Mexico, which is the third largest market for steel products on the American continent.

Rio de Janeiro, February 27, 2008

Osvaldo Burgos Schirmer
Executive Vice President
Director of Investor Relations